Contact

www.linkedin.com/in/joseph-malcarne-2896183 (LinkedIn)
www.malcarne.com (Personal)

Top Skills

Microsoft Office
Construction
Construction Management

Languages

English

Certifications

BPI Gold Star Contractor

Technical Training in A/C and H/P Troubleshooting

Residential Geothermal Systems - Installation, Service and Troubleshooting

Certified Multifamily Building Analyst Professional

New York State Asbestos Handling License

Joseph Malcarne

Energy-Smart Consulting| Residential and Commercial Contractor| President at Malcarne Contracting Inc
Staatsburg, New York, United States

Summary

Residential and commercial construction has been my passion for over 25 years.
I personally enjoy working on challenging projects, the one that are rejected by others and solving problems that most can't figure out.
I have numerous certifications in the construction and energy fields. For a complete listing visit www.malcarne.com

Experience

Malcarne Contracting Inc
President
April 1996 - Present (28 years 5 months)

Find talented and capable people to lead each of the divisions of the company.
Work with division leaders on a regular basis on accomplishing goals by discovering obstacles, finding solutions and implementing them.
As a leader I make myself available to employees to ensure they are happy and enjoy their working environment. I also make myself available to clients to ensure Malcarne Contracting is providing the services they expect.

Education

Brigham Young University - Idaho
Mechanical Engineering · (1991 - 1994)